UNITED STATES
			Securities and Exchange Commission
			      Washington, D. C. 20549

				Schedule 13G
		  Under the Securities Exchange Act of 1934
			      (Amendment No. _ )

				Black Stone Minerals, L.P.
				    Common Stock
				CUSIP Number 09225M101

Date of Event Which Requires Filing of this Statement:     April 6, 2018

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [     ]  Rule 13d-1(b)
         [  x  ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

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         1)     Name of reporting person:
                 Cambridge Global Asset Management
		 (the "Investment Manager")
		 A Business Unit of CI Investments Inc.
		 2 Queen Street East, Twentieth Floor
		 Toronto, Ontario, M5C 3G7

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Citizenship or Place of organization:
                Toronto, Ontario, Canada

		Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:         5,336,077
         6)     Shared voting power:        - 0 -
         7)     Sole dispositive power:    5,336,077
         8)     Shared dispositive power:   - 0 -

         9)    Aggregate amount beneficially owned by each reporting person:
		  5,336,077

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)  Percent of class represented by amount in row (9):
                  5.12%

         12)  Type of reporting person:
                  IA, CO

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         Item 1a)     Name of issuer:
                      Black Stone Minerals, L.P.

         Item 1b)     Address of issuers principal executive offices:
                      1001 Fannin Street, Suite 2020
		      Houston, Texas


         Item 2a)    Name of person filing:
                     Cambridge Global Asset Management
		     (the "Investment Manager")
		     A Business Unit of CI Global Investments Inc. and
		     CI Investments Inc.

		     The Investment Manager is deemed to be the beneficial owner of the issuers shares reflected in Item 4 below by virtue of the fact that it acts as investment adviser to certain investment funds.

         Item 2b)    Address of Principal Business Office or if none, Residence:
                     CI Investments Inc.
		     2 Queen Street East
	             Twentieth Floor
		     Toronto, On
		     M5C 3G7
                     Canada

         Item 2c)    Citizenship:
                     Ontario, Canada corporation


         Item 2d)    Title of class of securities:
                     Common Stock

         Item 2e)    CUSIP No. 09225M101

         Item 3)  If this statement is filed pursuant to 240.13d-1(b) or
		  240.13d-2(b) or (c),	check whether the person filing is a:
         	(a)[   ] Broker or dealer registered under section 15 of the
		 	 Act (15 U.S.C. 78o);

		(b)[   ] Bank as defined in section 3(a)(6) of the Act
			 (15 U.S.C. 78c);

		(c) [  ] Insurance company as defined in section 3(a)(19) of the Act
			 (15 U.S.C. 78c);

		(d) [  ] Investment company registered under section 8 of the
			 Investment Company Act of 1940 (15 U.S.C 80a-8);

		(e) [  ] An investment adviser in accordance with
			 240.13d-1(b)(1)(ii)(E);

		(f) [  ] An employee benefit plan or endowment fund in accordance
			 with 240.13d-1(b)(1)(ii)(F);

		(g) [  ] A parent holding company or control person in accordance
			 with 240.13d-1(b)(1)(ii)(G);

		(h) [  ] A savings associations as defined in Section 3(b) of the
			 Federal Deposit Insurance Act (12 U.S.C. 1813);

		(i) [  ] A church plan that is excluded from the definition of an
			 investment company under section 3(c)(14) of the Investment
			 Company Act of 1940 (15 U.S.C. 80a-3);

		(j) [  ] A non-U.S. institution in accordance with
			 240.13d-1(b)(1)(ii)(J);

		(k) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).
			 If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____


         Item 4)    Ownership:

         (a)     Amount beneficially owned: 5,336,077

         (b)     Percent of Class: 5.12%

         (c)     Number of shares as to which the person has:
                  (i)   Sole power to vote or to direct the vote:
                                    5,336,077
                  (ii)  Shared power to vote or to direct the vote:
                                    -  0 -
                  (iii) Sole power to dispose or to direct the disposition of:
                                    5,336,077
                  (iv)  Shared power to dispose or to direct the disposition of:
                                    -  0 -

         Item 5)    Ownership of Five Percent or less of a class:
                           No

         Item 6) Ownership of more than Five Percent on behalf of another person:

	                  n/a

         Item 7) Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
                          n/a

         Item 8)    Identification and classification of members of the group:
                    Cambridge Global Asset Management
		    (the "Investment Manager")
		    A Business Unit of CI Investments Inc.

         Item 9)    Notice of Dissolution of Group:
                           n/a

         Item 10)   Certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.







                                                     Signature
                                                    -----------

         After reasonable inquiry and to the best of my knowledge and belief, I
	 certify that the information set forth in this statement is true, complete
	 and correct.

         --------------------------------
         Date  April 16, 2018

         CI Investments Inc.
	 On behalf of the Investment Manager


         By_Anne Ramsay__________________________________________
       	 Anne Ramsay
         Chief Compliance Officer and Senior Vice President, Compliance